UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 2, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: July 2, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors records a robust sales performance in Q1FY19 in the domestic market with 164,579 units, a growth of 64%

In June 2018, CV continues its growth momentum with 50% increase in volumes and PV registers an impressive growth of 63% in sales

Key growth drivers: M&HCV (50%), I&LCV (69%), SCV Cargo & Pickups (53%)

Mumbai, July 1, 2018:

Tata Motors registered a strong growth of 64% in its domestic sales for the first quarter (April-June 2018), FY19 at 164,579 units compared to 100,141 units over previous year due to the continued strong month on month sales performance of its Commercial and Passenger Vehicles Business in the domestic market. In June 2018, Tata Motors sales in the domestic market grew by 54% at 56,773 units compared to 36,836 units over previous year.

In FY19, the Company has embarked on a Turnaround 2.0 journey, with 3 clear objectives viz. 'Win Decisively in CV', 'Win Sustainably in PV' and embed the turnaround culture within the organisation.

Domestic - Commercial Vehicles

Tata Motors' Commercial Vehicles (CV) domestic sales continued its strong growth momentum in June 2018 with 38,560 units, an increase of 50% compared to 25,660 units last year. Cumulative sales growth of CV in the domestic market for the quarter (April-June 2018) were at 111,642 units, a growth of 71%, compared to 65,283 units, in the same period last fiscal. Post the Supreme Court ruling on BSIII to BSIV transition, sales were affected last year as there was huge pre-buy and also a limited supply of BSIV vehicles. This year, the continued growth in June 2018 is on the back of the economy continuing to show an uptick due to the improved industrial activity, robust demand in private consumption and government spending on infrastructure.

The M&HCV truck segment registered another strong performance with 11,524 units, a growth of 50% over June 2017. Demand for the MHCV trucks continued to be boosted by the government's focus on infrastructure development, road construction, building of irrigation facilities and affordable housing projects across the country. The SCR technology that was introduced in the M&HCV trucks last year has gained customer confidence and continues to establish its TCO superiority. Various sectors like auto carriers, 3PL players, cement, e-commerce, steel and oil tankers are also driving growth. Additionally, one year of GST has led to a significant amount of rationalization of the warehouses with the focus on the hub and spoke model of distribution leading to faster turnaround time and giving a boost to the demand.

The I&LCV truck segment reported a significant performance with 4,485 units, a growth of 69%, over June 2017. This growth has been led by the e-commerce, increased rural consumption and supported by the launch of new products from Tata Motors. The recently launched range of Tata Ultra ILCV trucks is gaining significant acceptance and contributing to the volume growth.

The SCV Cargo and Pickup segment sales at 16,857 units grew by 53% over June 2017. The growth in the e-commerce sector, the continuously evolving hub and spoke model and the increased rural consumption have all led to the small vehicles demand for the last mile connectivity. The newly launched Tata Ace Gold has been well received by the customers leading to a strong surge in its sales.

The commercial passenger carrier segment posted a growth of 33% with sales at 5,732 units in June 2018. This was led by the significant demand for school buses and vans supported by demand for ambulances. The STU buying is also showing an uptick in demand.

Domestic - Passenger Vehicles

Tata Motors' Passenger Vehicles (PV) domestic sales in June 2018 has registered an impressive performance with 18,213 units, a growth of 63%, over last year. This is driven by continuous strong demand for Tiago,Tigor, Hexa and Nexon. June 2018 also saw the combined production of Tiago and Tigor cross the important milestone of 200,000 units. The recently launched Nexon AMT has received an overwhelming response and is witnessing good traction in the market. Cumulative sales of PV in the domestic market for the fiscal (April-June 2018) is at 52,937 units, a growth of 52% compared to 34,858 units for the same period, last fiscal.

Exports

The company's sales from exports (from CV and PV) in June 2018 was at an impressive 5,246 units compared to 3,504 units last year, a growth of 50%.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.